Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 2.b, 5.a, 5.b, 5.c, 5.d, and 6.b, and Part III, Items 7.b, 11.b, 13.b, 15.c, and 23.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 2.b.

If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes/No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

No

~~As a global institutional trading network, t~~The Liquidnet system (referred to as the system) is structured to permit participants of the Affiliates to have equivalent access to the Negotiation ATS as participants of LNI.

If a participant located in a region outside the US transmits an order for an NMS stock, the system records that order as being routed by the LNI Affiliate in the participants region to LNI for execution. The participation criteria may vary based on the participants region, as described in the response to Item 2.b. of Part III.

Part II, Item 5.a.

Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes/No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Yes

LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)
* The Liquidnet mobile application (see the description below in this response)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** Manual negotiation orders
** LPC orders
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)
* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)
* The market data described in the response to Item 23 of Part III.

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to customers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications
* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the system.

Liquidnet mobile application

Liquidnet has begun piloting in the US a mobile application incorporating certain features of Liquidnet 5. Using the mobile application, participating traders who are logged in to Liquidnet 5 may view their current matches in the Negotiation ATS and receive notifications of broker block opportunities and targeted invitations. A participating trader may dismiss a targeted invitation via the mobile application.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* *Transaction cost analysis.* LNI provides transaction cost analysis reports to participants.
* *Capital markets.* The Liquidnet Capital Markets (LCM) team works with public issuers and stockholders of these issuers, as well as with Members and customers that seek to transact with public issuers and their stockholders.
* *Commission management.* This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or customer in connection with executions at LNI and at third-party brokers.
* *Sponsored broker.* Members and customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or customer.
* *Analytics.* The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.
* *List management.* This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.
* *Liquidity Watch.* Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with system usage protocols.

Part II, Item 5.b.

If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

LNI offers different services to different participants, as follows:

* The Negotiation ATS makes different services available based on the category of participant, as described in the response to Item 2.b. of Part III. In particular, only Members have access to Liquidnet 5 ~~and the Liquidnet mobile application~~.
* There are qualification criteria for being eligible to receive targeted invitations and send manual targeted invitations, as described in the response to Item 2.b. of Part III.
* LNI may offer different non-ATS broker services to different participants. For example, LNI may offer different analytics services to different participants and provide customization of algo orders for certain customers upon request.

Part II, Item 5.c.

Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

Yes/No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

Yes

~~As a global institutional trading network, t~~The system is structured to permit participants of the LNI Affiliates to have equivalent access to the Negotiation ATS as participants of LNI. The LNI Affiliates offer services to their participants that are equivalent to the services offered by LNI to LNI participants, as described in this Form ATS-N.

In particular, the LNI Affiliates offers the following products and services to participants in their respective regions for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the response to Item 5.a. of this Part II)
* The Liquidnet mobile application (see the response to Item 5.a. of this Part II)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** Manual negotiation orders
** LPC orders
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and manual targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)
* The Liquidnet electronic agency trading desk
* The market data described in the response to Item 23 of Part III.

Part II, Item 5.d.

If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

The Liquidnet Affiliates offer different services to different participants. In particular:

* The Negotiation ATS makes different services available based on the category of participant, as described in the response to Item 2.b. of Part III. In particular, only Members have access to Liquidnet 5 and the Liquidnet mobile application.
* There are qualification criteria for being eligible to receive targeted invitations and send manual targeted invitations, as described in the response to Item 2.b. of Part III.

* The Liquidnet Affiliates may offer different non-ATS broker services to different participants. For example, the Liquidnet Affiliates may offer different analytics services to different participants and provide customization of algo orders for certain customers upon request.

Part II, Item 6.b.

Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

Yes/No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Yes

Liquidnet has engaged the following service providers that provide services that may be considered material in connection with the operation of the Negotiation ATS:

* *Liquidnet Holdings, Inc.* Parent company of LNI. Develops and maintains the system and licenses the system to LNI.
* *Equinix.* Data center provider for the system.
* *Oracle.* Database software used in connection with the operation of the Negotiation ATS.
* *Appia.* FIX engine.
* *InfoReach.* The EMS used by the LNI trading desk and Trade Coverage personnel.
* *Goldman, Sachs & Co.* Liquidnets clearing broker for US equities.
* *MaxxVault.* Repository for participant and other Liquidnet documentation.
* *Iron Mountain.* Back-up tape storage.
* *Access Fin Tech.* Software for managing credit exposure.
* *Salesforce.* CRM (Customer Relationship Management) vendor. See the response to Item 7.d. of this Part II for additional detail.
* *Schellman.* Conducts annual SSAE18 and ISO 27001 audits of Liquidnet.
* *SecureWorks.* Performs an annual network security assessment of Liquidnets systems.

Part III, Item 7.b.

Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

The following are differences in order types and attributes for different categories of participants and within each category:

* Only Members can transmit indications to LNI, create orders from those indications, view matching contra-indications in the Negotiation ATS, and negotiate matches based on those indications.
* Only Members can create orders through Liquidnet 5.
* The following parent order types can only be created through Liquidnet 5: manual and automated negotiation orders; and manual targeted invitation orders. As a result, only Members can create these types of orders.
* LNI provides a version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. Only participants that access Liquidnet 5 or this version of the Liquidnet desktop trading application can create LN auto-ex orders.
* Only Members can view orders that have the firm contra configuration and execute against those orders in the Negotiation ATS.
* The firm contra configuration is only available for automated routing customers and Members and customers that create algo or LN auto-ex orders or send manual targeted invitations.
* Only Qualifying Members (see the response to Item 2.b. of this Part III) are eligible to receive targeted invitations.
* ~~Only Members have access to the Liquidnet mobile application.~~
* Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

See the response to Item 7.a. of this Part III for additional detail.

Part III, Item 11.b.

Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

* Only Members can transmit indications to LNI, create orders from those indications, view matching contra-indications in the Negotiation ATS, and negotiate matches based on those indications.
* Only Members can create orders through Liquidnet 5.
* The following parent order types can only be created through Liquidnet 5: manual and automated negotiation orders; and manual targeted invitation orders. As a result, only Members can create these types of orders.
* LNI provides a version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. Only participants that access Liquidnet 5 or this version of the Liquidnet desktop trading application can create LN auto-ex orders.
* Only Members can view orders that have the firm contra configuration and execute against those orders in the Negotiation ATS.
* The firm contra configuration is only available for automated routing customers and Members and customers that create algo or LN auto-ex orders or send manual targeted invitations.
* Only Qualifying Members (see the response to Item 2.b. of this Part III) are eligible to receive targeted invitations.
* ~~Only Members have access to the Liquidnet mobile application.~~
* Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.
* LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

Part III, Item 13.b.

If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

The following are differences in order types and attributes for different categories of participants and within each category:

* Only Members can transmit indications to LNI, create orders from those indications, view matching contra-indications in the Negotiation ATS, and negotiate matches based on those indications.
* Only Members can create orders through Liquidnet 5.
* The following parent order types can only be created through Liquidnet 5: manual and automated negotiation orders; and manual targeted invitation orders. As a result, only Members can create these types of orders.
* LNI provides a version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. Only participants that access Liquidnet 5 or this version of the Liquidnet desktop trading application can create LN auto-ex orders.
* Only Members can view orders that have the firm contra configuration and execute against those orders in the Negotiation ATS.
* The firm contra configuration is only available for automated routing customers and Members and customers that create algo or LN auto-ex orders or send manual targeted invitations.
* Only Qualifying Members (see the response to Item 2.b. of this Part III) are eligible to receive targeted invitations.
* ~~Only Members have access to the Liquidnet mobile application.~~
* Certain conditions apply to low participation Members, as described below in this response.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

The Negotiation ATS only applies segmentation of orders and trading interest based on the category of participant, as listed above in this response.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low

9

participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match. If a Member is designated as a low participation Member, any indications transmitted by the Member to Liquidnet are outside by default.

Part III, Item 15.c.

If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

Yes/No

If no, identify and explain any differences.

No

Only Members have access to Liquidnet 5 ~~and the Liquidnet mobile application~~. Accordingly, only Members can view the information that can be accessed through Liquidnet 5, as set forth in the response to Item 15.b. of this Part III. In particular, only Members can view the following:

* Matching contra-side indications
* LPC indications that match against the traders indications; these indications appear to the trader using Liquidnet 5 as matching contra-side indications
* Actions taken by the contra during a match or negotiation, including a negotiation proposal submitted by the contra or a chat message from the contra during the negotiation
* Orders with the firm contra configuration.

Part III, Item 23.a.

Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market

data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

General

Through the Liquidnet desktop trading application, LNI provides traders at participant firms with market data (highest displayed bid and lowest displayed ask) for the equities that are traded in the system.

Market data source

For the Negotiation ATS and for market data that is displayed through the Liquidnet desktop trading application, LNI sources the market data (best bid, best ask and last sale) through Bloomberg and/or Refinitivuters, which obtains the data directly from the applicable Securities Information Processor (SIP): NASDAQ UTP, for NASDAQ-listed securities; and the Consolidated Tape Association (CTA), for NYSE and other listed securities. The market data feed provides consolidated quotes of multiple display venues. Liquidnet displays the best bid, best ask and last sale through the Liquidnet desktop trading application.

The Negotiation ATS uses the market data provided by Bloomberg and/or Refinitivuters to determine the execution price for trades that the Negotiation ATS executes at the mid-point of the NBBO.